SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          TAI International Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   874083 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          TAL International Group, Inc.
                             100 Manhattanville Road
                          Purchase, New York 10577-2135
                             Attention: Marc Pearlin
                       Vice President and General Counsel
                                 (914) 251-9000

                                 with a copy to:

                               Louis J. Bevilacqua
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-6057
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 874083 10 8
----------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Seacon Holdings Limited

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO (See Item 3)
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Jersey

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF
                                1,464,890 (see Item 5 and 6)
        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8

       OWNED BY                 19,817,683 (see Item 5 and 6)
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING
                                1,464,890 (see Item 5 and 6)
        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                        10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,464,890 (see Item 5 and 6)
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.39%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

CUSIP No. 874083 10 8
----------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        A. Gary Klesch

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO (See Item 3)
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF
                                1,464,890 (see Item 5 and 6)
        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8

       OWNED BY                 19,817,683 (see Item 5 and 6)
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING
                                1,464,890 (see Item 5 and 6)
        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                        10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,464,890 (see Item 5 and 6)
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.39%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of TAL International Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 100 Manhattanville Road, Purchase, New York 10577-2135.

ITEM 2.  IDENTITY AND BACKGROUND

        This statement on Schedule 13D is being filed by Seacon Holdings Limited ("Seacon") and A. Gary Klesch, the beneficial owner of shares of Common Stock held directly by Seacon (the "Reporting Persons"). Seacon is a Jersey limited company with its principal office at PO Box 757, Syon House, La Rue des Pallieres, St. Ouen, Jersey JE40RH, Channel Islands.

      A. Gary Klesch is the sole beneficial owner of the stock of Seacon. Mr. Klesch is a citizen of the United States. Mr. Klesch's business address is 105 Wigmore Street, London W1U 1QY, and his present principal occupation is as the Chairman of the Board and President of Klesch & Company Limited, a private equity firm located in the United Kingdom. Robert Taylor and S. M. Hall are the directors of Seacon. Mr. Taylor is a British Citizen. Mr. Taylor's business address is PO Box 757, St. Helier, Jersey JE4 0RH, Channel Islands and his principal occupation is Chartered Accountant. Mrs. Hall is a British Citizen. Mrs. Hall's business address is PO Box 757, St. Helier, Jersey JE4 0RH, Channel Islands and her principal occupation is Certified Accountant.

      Neither the Reporting Persons, Mr. Taylor nor Mrs. Hall has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        As discussed in Item 6 below, Seacon entered into the Shareholders Agreement (as defined in Item 6 hereof) with certain other parties pursuant to which Seacon and the other parties thereto agreed, among other things, to vote their shares of Common Stock for certain designees to the Company's board of directors. Seacon is making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are solely responsible for the information contained in this separate filing. Seacon believes that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

        The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit
99.1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information included in response to Item 4 is specifically incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

        In connection with the Company's initial public offering of shares of Common Stock pursuant to a registration statement and amendments thereto filed with the Securities and Exchange Commission on Form S-1 (the "Public Offering"), the Company amended the terms of its Series A 12.0% cumulative senior preferred stock ("Preferred Stock") to make it automatically convert into Common Stock upon the closing of the Public Offering, which occurred on October 17, 2005. This amendment provided for the conversion price to be equal to the public offering price of Common Stock and, accordingly, the holders of Preferred Stock received, upon conversion of each such share, such number of shares of Common Stock equal to $1,000, which was the liquidation value per share of Preferred Stock, divided by the per share public offering price of Common Stock, which was $18.00. An aggregate of 11,178,035 shares of Common Stock were issued upon such conversion.

        The receipt of shares of Common Stock by Seacon in exchange for its holdings of Preferred Stock occurred upon the closing of the Public Offering on October 17, 2005 and without any contributions by Seacon of any new capital into the Company.

        Seacon holds directly, and Mr. Klesch holds indirectly, shares of Common Stock to obtain the opportunity to profit from its investment in the Company. The Reporting Persons may, from time to time, acquire additional shares of Common Stock (subject to the availability of shares at prices deemed favorable by the Reporting Persons), dispose of shares of Common Stock (subject to the transfer restrictions set forth in the Shareholders Agreement described in Item
6), engage in discussions with other stockholders or third parties or undertake actions that involve a combination of the foregoing.

        Although the foregoing represents the possible activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually undertake any of the foregoing.

        Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

        Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Seacon owns, in the aggregate, 1,464,890 shares of Common Stock, which represent approximately 4.39% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005. A. Gary Klesch, as the sole stockholder of Seacon, is deemed the beneficial owner of those shares of Common Stock. For the purposes of this Schedule 13D, all references to the number of shares of Common Stock issued and outstanding as of October 21, 2005 include 454,612 shares of Common Stock that are issuable upon the exercise of outstanding stock options under the Company's 2004 Management Stock Plan which become fully vested upon the consummation of the Public Offering.

        The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds") directly own 11,384,766 shares, 447,689 shares, 537,227 shares, 447,689 shares and 13,430 shares of Common Stock, respectively, which in the aggregate represent approximately 38.49% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

        JZ Equity Partners plc directly owns 1,380,498 shares of Common Stock, which represent approximately 4.14% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

        Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. directly own 920,332 shares, 920,332 shares and 920,333 shares of Common Stock, respectively, which in the aggregate represent approximately 8.28% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

        Edgewater Private Equity Fund III, L.P. and Edgewater Private Equity Fund IV, L.P. directly own 190,085 shares and 1,190,412 shares of Common Stock, respectively, which in the aggregate represent approximately 4.14% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

        JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., the Resolute Funds (each an "Other Group Member") and Seacon may together be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act pursuant to the Shareholders Agreement. For purposes of this statement on Schedule 13D and except to the extent required to permit the Company to avail itself of the "controlled company" exception under the rules of the New York Stock Exchange, each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock held by each of the Other Group Members.

        The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit
99.1 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, Seacon, the Resolute Funds, JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P. and certain management stockholders have entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement") setting forth certain rights and restrictions relating to the ownership of shares of Common Stock. The Shareholders Agreement provides that, following the consummation of the Public Offering, certain parties thereto (which parties collectively own 19,817,683 shares of Common Stock, which represent approximately 59.45% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005) will vote their respective shares such that the Company's board of directors will be comprised of:

      o Immediately following the consummation of the Public Offering, ten directors consisting of:

            o     seven individuals designated by The Resolute Fund, L.P.;

            o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

            o two independent directors designated by the Company's corporate governance and nominating committee; and

      o Within one year following the consummation of the Public Offering, eleven directors consisting of:

            o     seven individuals designated by The Resolute Fund, L.P.;

            o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

            o three independent directors designated by the Company's corporate governance and nominating committee.

        Additionally, the Shareholders Agreement provides that, subject to certain permitted transfers, no party thereto may transfer any shares of Common Stock (other than any such shares acquired pursuant to open market transactions or pursuant to equity or option awards that are granted under the Company's incentive plans) in excess of the shares of Common Stock received by such party in connection with the Preferred Stock exchange described under Item 4 hereof until the earlier of the fifth anniversary of the consummation of the Public Offering or such earlier time as the parties thereto shall have collectively transferred at least 90% of the aggregate number of shares of Common Stock received by all such parties in connection with the Preferred Stock exchange described under Item 4.

        In connection with the Public Offering, certain stockholders, including Seacon and other parties to the Shareholders Agreement, granted the underwriters of the Public Offering an over-allotment option to purchase up to 1,725,000 shares of Common Stock from such stockholders. The underwriters have exercised such option for 1,000,000 shares of Common Stock and waived their right to exercise the option for the remaining 725,000 shares of Common Stock. The sale of these shares by such stockholders closed on October 21, 2005.

        The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit
99.1 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.1 Amended and Restated Shareholders Agreement, dated as of October 11, 2005, by and among TAL International Group, Inc., The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Seacon Holdings Limited

                                            By:   /s/ S. M. Hall
                                                --------------------------------
                                                Name:  S. M. Hall
                                                Title:  Director


                                            A. Gary Klesch

                                            /s/ A. Gary Klesch
                                            ------------------------------------




Dated: October 27, 2005